July 21, 2022

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn:	Jessica Livingston Eric Envall

Re:	KingsCrowd, Inc. Post Effective Amendment on Form 1-A filed May 2, 2022 Response dated June 17, 2022 File No. 024-11497

Ladies and Gentlemen:

This letter sets forth the responses of KingsCrowd, Inc. (“we,” “us,” “KCI” or the “Company”) to the comments contained in your letter, dated July 12, 2022 (the “Letter”), relating to the Company’s Post Effective Amendment on Form 1-A, File No. 024-11497 (the “Post Effective Amendment”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the responses of the Company are set forth in plain text immediately following each comment. Please note that we are submitting Amendment No. 1 to the Post Effective Amendment (“Amendment No. 1”) via EDGAR on the date hereof.

Response dated June 17, 2022

General

1.

We note your response to comment 1. Please include prominent disclosure in the next amendment to the post-qualification amendment stating that notwithstanding whether an investor reconfirms its investment in the company that such investor still has the right to commence a lawsuit in federal district court to exercise its rights under the federal securities laws, including those rights under Section 12 of the Securities Act of 1933 during the statutory period. Similar disclosure should be included in the letter to investors outlining the reconfirmation process. We may have further comment after reviewing the amendment and letter.

We respectfully advise the Staff that Amendment No. 1 describes the reconfirmation process and prominently presents the language requested by the Staff in comment 1 above. Accompanying this correspondence as Exhibit A is a letter that Republic, the online platform on which our Regulation A offering is posted, will email to each purchaser of our Class A common stock in the Regulation A during the period November 2, 2021 to January 26, 2022 describing the reconfirmation / subscription cancellation process in detail that prominently presents the language requested by the Staff in comment 1 above.

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Offering Circular Summary

Overview, page 4

2.	Refer to your response to comment 2 regarding Advisers Act status. Please supplementally explain: •

•	Does KingsCrowd, Inc. provide any investment advice to KingsCrowd Capital, LLC?

No. KCI provides its investment research and ratings to KingsCrowd Capital, LLC (KCC), but does not provide KCC with any investment advice. KCI’s research and ratings is its output which then serves as the input to the investment decisions that KCC makes in its capacity as the sub-investment adviser to Fund I, a series of KingsCrowd Capital Funds, LP (Fund). In effect, the KCI research is just like the research that any other investment adviser (KCC in this case) might obtain from another party to consider and use to formulate its own investment advice to its clients.

As a “venture capital fund”, Rule 203(l)-1 under the Investment Advisers Act of 1940, as amended (IAA), allows qualifying venture capital funds like the Fund to have up to 250 “beneficial owners” or investors who are accredited investors as long as the fund has no more than $10 million in commitments. By design and necessity, in order to provide investors with a diversified portfolio of the Fund, the Fund will invest its assets in a maximum of 100 issuers as follows: 70% of the capital raised in the Fund will be invested in no more than 100 issuers with a standard investment amount in seed stage companies of $50,000 and $100,000 in early stage companies; 30% of the capital raised will be reserved to deploy into existing portfolio companies that are conducting additional capital raises where KCC believes the opportunity to make a further investment in such an issuer is attractive. As a result, KCC will evaluate the KCI research and determine, from time to time, based on investor flows into the Fund, which securities rated by KCI to invest in on behalf of the Fund.

•	Does KingsCrowd, Inc. receive any compensation from any issuer or third-party (other than subscribers) for its research?

No.

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•	Please describe the “routine and ongoing basis” for which KingsCrowd, Inc. makes its research available.

KCI makes its research available to its subscribers as follows:

KCI produces quantitative ratings on the majority of newly conducted Regulation CF and Regulation A offerings as long as a there is availability to offering information and an digital investment website that can be found. KCI collects data across key fundamentals of private companies such as valuation, team experience, market size, etc. and utilizes this data to create a quantitative score between 1 and 5 that is shared with our subscribers to help identify strengths and weaknesses of the business. Additionally, KingsCrowd creates qualitative assessments of about 15% of offerings where a deep dive is conducted and research report produced to provide even more context about the business based on subscriber interest. These quantitative and qualitative assessments are provided to our paid subscribers via kingscrowd.com. Once an offering is complete and closed the quantitative and qualitative assessment for that offering are locked in without change going forward. Should a company conduct a new offering a new quantitative score and research report will be produced based on the current standing of the business and provided to our subscribers.

•	Please also describe the “regular basis” for content updates, particularly related to issuers, and whether it is related to market events.

KCI does not update its research as a result of market events. KCI disclaims in its research materials any obligation to update its research or rankings after such research and rankings are published and provided to its subscribers. KCI updates its content relating to an issuer in the event the issuer conducts a further capital raise.

•	Describe any policies and procedures to ensure that KingsCrowd, Inc. and KingsCrowd Capital, LLC operate in such a manner that neither is doing indirectly through the other what it cannot do directly.

We understand Section 48 of the Investment Company Act of 1940, as amended (ICA). that prohibits an investment company from doing indirectly what it is prohibited from doing directly under the ICA or the rules thereunder. KCI is a publisher, not an investment company or adviser and KCC is an investment adviser and not a publisher of investment research or an investment company. Based on the separate and distinct functions of KCI and KCC and that the only relationship between the two entities is that KCI provides its research to KCC and KCI owns KCC and that neither KCI nor KCC are investment companies, we do not see the legal, regulatory or business risks where KCI would perform some function through KCC that it is not entitled to conduct, nor that KCC would perform some function through KCI that it is not entitled to conduct, in each case under the ICA and the rules thereunder. Accordingly, we believe that no such policies or procedures are needed or appropriate.

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Our Business

Our Solutions for a New Market KingsCrowd Capital, LLC,

3.

We note your response to comment 3 relating to exempt reporting adviser status. Please clarify the current status of KingsCrowd Capital, LLC as an exempt reporting adviser. If the company has not yet filed, please revise the current status in your disclosures and indicate an intention to be an exempt reporting adviser.

We have updated the disclosure to indicate KCC ‘s intention to operate as an exempt reporting adviser once it meets the conditions of an exempt reporting adviser under Section X of the IAA.

4.

Refer to your response to comment 4 on Investment Company Act status. Please provide your detailed analysis as to KingsCrowd, Inc.’s potential status as an investment company under Section 3(a)(1)(A) and Section 3(a)(1)(C) of the Investment Company Act of 1940.

KCI does not meet the definition of an investment company under Section 3 of the ICA and it not an investment company. This is simply because KCI does not invest in securities and owns no securities other than its ownership interest in KCC.

We hope that the responses we have provided in this correspondence and the revisions that we have made in Amendment No. 1 are helpful and fully resolve the comments raised in the Letter. If you have any questions or further comments, please feel free to contact the undersigned at (914) 826-4520 or by email at chris@kingscrowd.com. You may also contact our counsel, William Ruffa, directly at (646) 831-0320 or by email at bruffa@lawruffa.com.

Very truly yours,

KINGSCROWD, INC.

By:	/s/ Christopher Lustrino

Attachment

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PLEASE REVIEW THIS LETTER WITHOUT DELAY.

PROMPT ACTION IS REQUIRED TO PRESERVE YOUR RIGHTS.

Name and Address of Investor

Dear ________:

We are pleased that you decided to purchase shares of our Class A common stock in our Regulation A offering in view of the many other investment opportunities available to you in the online private markets.

We are writing to advise you that we failed to file our semi-annual report on Form 1-SA with the Securities and Exchange Commission (“SEC”) by its due date on November 2, 2021 because we could not generate the required financial statements on a timely basis. Ultimately, we filed our Form 1-SA with the SEC on January 26, 2022. Because we failed to the Form 1-SA by its due date, we were not in compliance with Regulation A until we filed the Form 1-SA. Therefore, we are offering you and other investors who purchased our securities between November 2, 2021 and January 26, 2022 the opportunity to reconfirm your purchase of our Class A shares or to cancel your subscription and receive from us the return of the entire amount you paid for the shares of Class A common stock.

Under Regulation A, each issuer that has filed an offering statement for a Tier 2 offering that has been qualified pursuant to Regulation A must file with the SEC a special financial report on Form 1-SA if the offering statement did not contain unaudited financial statements covering the first six months of the issuer's current fiscal year if the offering statement was qualified during the last six months of that fiscal year. A Form 1-SA must be filed within 90 calendar days after the qualification date of the offering statement and must include the semiannual financial statements for the first six months of the issuer's fiscal year. We were required to file a Form 1-SA for our Tier 2 offering, which was qualified by the staff of the SEC on August 4, 2021 (SEC File No. 024-11497), within 90 days after qualification, or November 2, 2021. Because we did not file our Form 1-SA on a timely basis, we were not permitted to rely on the exemption from the registration requirements of Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), provided by Regulation A to offer and sell our shares until we filed the Form 1-SA with the SEC. During the period November 2, 2021 to January 26, 2022, we sold 54,364 shares of common stock for an aggregate price of $54,364 to 37 investors, including you.

We are offering you and the other investors who purchased our shares in the Regulation A offering during the period November 2, 2021 through January 26, 2022 the opportunity to reconfirm your purchase of our Class A shares or to cancel your investment and receive from us the return of the entire amount you paid for the shares of Class A common stock.

You must make your decision within 21 days from the date of this letter, otherwise, we will assume that you have elected to reconfirm your purchase of the shares of our Class A common stock and that you have elected not to exercise your right to cancel your subscription for the shares and receive the return of your investment amount.

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If you elect to cancel your subscription for the Class A shares, the subscription amount will be returned to you through your account at Republic or by crediting the credit card you used to purchase the shares.

We want you to be fully informed in making this investment decision. Toward that end, we set forth below a link to the SEC web page where you can find Post Effective No. 1 to our Form 1-A dated [_____], 2022, which includes the most recent information regarding the Company:

_______________________________________________

WE ADVISE INVESTORS WHO PURCHASED OURS SHARES DURING THE PERIOD NOVEMBER 2, 2021 THROUGH JANUARY 26, 2022 THAT, NOTWITHSTANDING WHETHER YOU RECONFIRM YOUR INVESTMENT IN OUR COMPANY, YOU HAVE THE RIGHT TO COMMENCE A LAWSUIT AGAINST US IN FEDERAL DISTRICT COURT TO EXERCISE YOUR RIGHTS UNDER THE FEDERAL SECURITIES LAWS, INCLUDING THOSE RIGHTS UNDER SECTION 12 OF THE SECURITIES ACT OF 1933 DURING THE STATUTORY PERIOD.

The “statutory period” under the Securities Act referred to above is found in Section 13 of the Securities Act. Under Section 13 of the Securities Act, “in no event shall an action be brought against any person who offers or sells a security in violation of Section 5 of the Securities Act to enforce a liability created under Section 12(a)(1) of the Securities Act (the section of the Securities Act under which you would have a right bring an action against us) more than three years after the security was bona fide offered to the public.” Our Regulation A offering was qualified and the offering to the public commenced on August 4, 2021, thus investors would have a right to commence an action under Section 13 of the Securities Act until August 3, 2024.

You may have other rights under state law that are not enumerated here.

We advise you that we may use a portion of the net proceeds we receive from our ongoing Regulation A offering to fund payments to investors who elect to receive the return of the amount of their investment in our Company.

Enclosed with this letter is a form by which you can make an election to reconfirm your purchase of our Class A shares or to receive from us the return of the entire amount of your investment in the Class A common stock (the “Election Form”). Also enclosed is a self-addressed, stamped envelope by which you can return the Election Form to us.

Any Election Form received after [_______], 2022 (21 days after the date of this letter) will not be eligible to for consideration of the return of an investor’s subscription funds.

We regret any inconvenience this process may cause to you.

Sincerely,
Christopher Lustrino, Chief Operating Officer

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KINGSCROWD, INC.

(the “Company”)

ELECTION FORM

Reconfirmation of purchase of Class A Common Stock or Return of Subscription Amount

As described in the letter transmitted to you (the “Information Letter”) with this Election Form (“Election Form”), the Company is offering to each person who subscribed for shares of our Class A common stock (the “Shares”) during the period November 2, 2021 through January 26, 2022 the opportunity to reconfirm such subscriber’s investment in the Shares or to cancel the subscription for the Shares and receive the return of the full amount of his or her investment amount (the “Election”).

Before you complete or return this Election Form, you should read the Information Letter and Post Effective Amendment No. 1 to our Form 1-A dated [_____], 2022 (“Post Effective Amendment”). You may obtain a copy of the Post Effective Amendment by downloading it from:

_______________________________________________

Please click on the appropriate box to signify your decision and return this form by 5 pm, Eastern time, on [____], 2022 (21 days after the date of the Information letter) (the “Expiration Time”).

A.	Election

	☐	I elect to RECONFIRM MY SUBSCRIPTION for the Shares.

	☐	Please RETURN MY INVESTMENT in the Shares.

B.	Signature. I hereby represent and confirm to the Company that:

	•	I have received and read, and I understand, the Information Letter and the Post Effective Amendment.

	•	I understand that if I elect to reconfirm my purchase of the Shares, that I will continue to own the number of shares of Class A common stock of KingsCrowd, Inc. that I initially purchased in the Regulation A offering.

	•	I understand that if I elect to cancel my subscription for the Shares, the Company will return to me the amount I paid for the Shares and that my name will be removed as a stockholder from the stock ledger books maintained by the Company or any transfer agent for the Shares, and that the subscription funds will be returned to me through my account on the Republic platform or by crediting the credit card I used to purchase the shares.

	•	I have full power and authority to sign and deliver this Election Form;

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•	I understand that the Information Letter and this Election Form contain all of the terms of the Election in its entirety, and that I have not relied on any other documents, other than the Poste Effective Amendment, or oral representations from the Company or any of its officers, directors, employees, representatives, affiliates or agents in making my Election.

•	The Company has not made any recommendation to me as to whether I should elect to reconfirm my purchase of the Shares or cancel my subscription and receive the return of my investment in the Shares, and my election is wholly voluntary.

•	I have obtained the consent of my spouse (if applicable) in connection with my election made herein.

•	I have obtained the consent of any other third party that may be required (in accordance with applicable law or the organizational documents of the entity through which I purchased the Shares) in connection with my Election.

•	My Election is correctly set forth in Section A above.

I understand that I must make an election by the Expiration Time and that if I have net returned a completed and signed Election Form prior to the Expiration Time, the Company will assume that I have elected to reconfirm my purchase of the Shares. I understand that I may not revoke my election after the Election Form has been received by the Company and that I cannot change or withdraw my election once I have submitted the Election Form unless the Company has modified the terms of the reconfirmation/return of investment in a material manner.

I also understand that if I alter or modify this Election Form in any way (other than by checking the box corresponding to my election in Section A and completing the signature block below), my alterations and/or modifications will not be effective and will not be binding on the Company.

The Election Form shall be governed by and construed and enforced in accordance with the laws of the State of Delaware.

I UNDERSTAND THAT, NOTWITHSTANDING WHETHER I RECONFIRM MY INVESTMENT IN THE COMPANY, I HAVE THE RIGHT TO COMMENCE A LAWSUIT AGAINST THE COMPANY IN FEDERAL DISTRICT COURT TO EXERCISE MY RIGHTS UNDER THE FEDERAL SECURITIES LAWS, INCLUDING THOSE RIGHTS UNDER SECTION 12 OF THE SECURITIES ACT OF 1933 DURING THE STATUTORY PERIOD.

This form must be completed and signed in the space provided on the ensuing page.

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INDIVIDUALS

(Signature of Subscriber)	(Signature of Joint Subscriber)

(Print Name)	(Print Name of Joint Subscriber)

(Date)	(Date)

Address:

Street:

City: State: Zip:

Email:

CORPORATIONS, PARTNERSHIPS, TRUSTS OR OTHER ENTITIES

Name of Subscriber

By:
(Signature)

Name:

Title:

Date:

Address:

Street:

City: State: Zip:

Email:

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